Exhibit 12.1

KOPPERS HOLDINGS INC.

CALCULATION OF EARNINGS TO FIXED CHARGES

(Unaudited)

(Dollars in millions)	2007	2006	2005	2004	2003
Fixed charges:
Interest	$45.9	$61.3	$51.7	$38.2	$37.5
Capitalized interest	0.3	0.2	—	—	—

Rents	31.0	26.1	25.8	28.6	27.6
Interest factor	31%	31%	31%	31%	31%

Rental interest	9.6	8.1	8.0	8.9	8.6

Total fixed charges	55.8	69.6	59.7	47.1	46.1
Earnings:
Pretax income	85.3	22.4	22.9	20.9	(23.5)
Fixed charges	55.8	69.6	59.7	47.1	46.1

Earnings	$141.1	$91.8	$82.6	$68.0	$22.6

Ratio	2.53	1.32	1.38	1.44	(a )

(a)	Earnings did not cover fixed charges by $23.5 million.